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                              June 16, 2021

       Benjamin Miller
       Chief Executive Officer
       Fundrise Midland Opportunistic REIT, LLC
       11 Dupont Circle NW, 9th Floor
       Washington, DC 20036

                                                        Re: Fundrise Midland
Opportunistic REIT, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed May 20, 2021
                                                            File No. 024-11530

       Dear Mr. Miller:

                                                         We have reviewed your
offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Offering Statement on Form 1-A filed May 20, 2021

       Will I have the opportunity to redeem my common shares?, page 5

   1. We note your disclosure that for redemptions that occur during the introductory period, an investor would receive
back his or her "original investment amount." We also note your disclosure on page 8
that you " intend to limit individual redemption requests to the lesser of 5,000 common shares
or $50,000 worth of common shares per each redemption
                                                        request, which may
affect whether the entirety of a redemption request will be considered to be in the
'Introductory Period' or 'Post-Introductory Period.'" Please revise your disclosure on page 6
and elsewhere as applicable to clarify that an investor would only receive his or her
"original investment amount" upon redemption in the 90-day
                                                        introductory period to
the extent it were less than 5,000 common shares or $50,000 worth of common stock, or
advise.

              We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to
 Benjamin Miller
Fundrise Midland Opportunistic REIT, LLC
June 16, 2021
Page 2

qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Ronald (Ron) Alper at (202) 551-3329 or Erin E. Martin at
(202) 551-
3391 with any other questions.



                                                           Sincerely,
FirstName LastNameBenjamin Miller
                                                    Division of Corporation
Finance
Comapany NameFundrise Midland Opportunistic REIT, LLC
                                                    Office of Real Estate &
Construction
June 16, 2021 Page 2
cc:       Mark Schonberger
FirstName LastName